FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2010

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: March 4, 2010	/s/ Donat Madilo Donat Madilo Chief Financial Officer

EXHIBIT INDEX

Exhibit Number 99.1	Description Press Release dated March 4, 2010

EXHIBIT 99.1

Banro Corporation

PRESS RELEASE

BANRO FOUNDATION AND LUGUSHWA COMMUNITY INAUGURATE
THE NEW KIGUMO HEALTH CLINIC

Toronto, Canada – March 4, 2010 - Banro Corporation ("Banro" or the "Company") (NYSE AMEX - "BAA"; TSX - "BAA") announces that the Banro Foundation, a registered charity in the Democratic Republic of the Congo (the "DRC"), has officially handed over to the community of Lugushwa in South Kivu province of the DRC the new Kigumo Health Clinic.

The inauguration of the Kigumo Health Clinic took place on Friday, February 26, 2010 in an Official Ceremony presided over by South Kivu Deputy Governor Jean Claude Kibala and Banro President and C.E.O Mike Prinsloo. Among the local leaders in attendance were Honorable Longangi Byemba Tsonga Yaya, Member of the South Kivu Parliament, Chief Christian Longangi Byemba Kampangalasa, Dr. Edouard Muzito Basubi, territorial physician, Wenga Kitoga, territorial administrator, and Patient Kabanga, representing the South Kivu Ministry of Mines. Representatives of the South Kivu Ministry of Health also participated.

The health clinic was financed and built by the Banro Foundation using local contractors and labour. The Banro Foundation also underwrote the costs of new medicines, which were provided by a state-approved pharmaceutical products supplier, and donated medical equipment, beds and mosquito netting to help launch the new facility.

With the handover of the Kigumo Health Centre, the Banro Foundation completes an ambitious cycle of major social infrastructure projects begun in 2008 that includes two new high schools, a potable water delivery system serving 18,000 people in four villages, the construction or re-construction of over 100 kilometres of roads and bridges and the distribution of medical equipment from Canada to seven regional hospitals and clinics. The Banro Foundation is commencing a new cycle of projects as recommended by community leaders at Banro’s three active exploration and development sites. .

The Banro Foundation is a registered charity based in Bukavu, DRC and funded by the Company with a mandate to improve the lives of thousands of people living in South Kivu and Maniema provinces through strategic investments in education, health and infrastructure development and to provide humanitarian assistance as needed. Among the principles guiding the work of the Banro Foundation is a focus on needs identified by local community leaders, with priority given to projects that benefit communities as a whole. Where possible, the Foundation employs local labour in its initiatives.

Photographs of the Ceremony will be available soon on the Banro website at www.banro.com.

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More information about the Banro Foundation, including a comprehensive list of projects to date, as well as the Company’s other Corporate Social Responsibility initiatives, can be viewed at www.banro.com/s/CorporateResponsibility.asp or in French at www.banro.com/s/FR-Corporate-Responsibility.asp.

Banro is a Canadian-based gold exploration company focused on the development of four major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. Led by a proven management team with extensive gold and African experience, the Company is commencing construction of "phase one" of its flagship Twangiza project and to that end has acquired a gold plant, which once upgraded and refurbished, will be capable of treating 1.3 million tonnes of ore per year. Banro's strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

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For further information, please visit our website at www.banro.com, or contact: Mike Prinsloo, President and C.E.O., South Africa, Tel: +27 (0)11 958-2885; Arnold T. Kondrat, Executive Vice-President, Toronto, Ontario, or Martin Jones, Vice-President, Corporate Development, Toronto, Ontario, Tel: (416) 366-2221 or 1-800-714-7938.